Exhibit 99.3

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Coal & Allied proposal

8 August 2011

Rio Tinto Limited (“Rio Tinto”) (ASX: RIO) notes the announcement made by Coal & Allied Industries Limited (“Coal & Allied”) (ASX: CNA) today relating to an indicative, conditional, incomplete and non-binding proposal from Rio Tinto, under which Rio Tinto and Mitsubishi Development Pty Ltd (“Mitsubishi Development”), a wholly-owned subsidiary of Mitsubishi Corporation (TSE: 8058; LSE: MBC), would acquire all of the shares in Coal & Allied they do not already hold under a joint takeover (“Proposal”).

Rio Tinto confirms that it approached the Coal & Allied board on 6 August 2011 in relation to the Proposal.

The Proposal is for a cash offer price of A$122.00 per Coal & Allied share. In addition shareholders will be entitled to retain the dividend of A$1.20 per share scheduled to be paid on 26 August 2011. The total cash amount of A$123.20 per share represents a:

•	35.4 per cent premium to Coal & Allied’s closing price of A$91.00 on 5 August 2011, which was the last trading day before Rio Tinto’s approach; and a

•	21.9 per cent premium to the one month volume weighted average price of Coal & Allied shares of A$101.04 as at 5 August 2011.

Perpetual Limited, the largest institutional shareholder of Coal & Allied, has indicated that it is supportive of the Proposal in the absence of a superior proposal emerging.

There can be no certainty as to whether or not this Proposal will result in any form of transaction and the discussions remain subject to a number of matters including regulatory approvals and Rio Tinto and Mitsubishi Development entering into joint bid and other arrangements in relation to the Proposal on agreed terms (“Joint Bid Arrangements”). It is contemplated that any offer made under the Proposal will be subject to the Joint Bid Arrangements being approved by Coal & Allied shareholders (other than Rio Tinto and Mitsubishi Development) under section 611 item 7 of the Corporations Act 2001 (Cth).

Rio Tinto confirms that on 7 August 2011, Rio Tinto and Mitsubishi Development entered into a standstill deed under which each has undertaken to the other not to acquire further shares in Coal & Allied, except as otherwise agreed, for a period of two months. A copy of the standstill deed will be annexed to the substantial holder notice filed by Rio Tinto with the ASX. To date, other than the standstill deed, no agreement, arrangement or understanding has been reached between Mitsubishi Development and Rio Tinto in relation to any joint bid proposal or otherwise in relation to Coal & Allied or Coal & Allied shares.

Rio Tinto, through a wholly-owned subsidiary, is Coal & Allied’s largest shareholder, currently holding 75.71 per cent of Coal & Allied shares. Mitsubishi Development currently holds 10.20 per cent of Coal & Allied shares.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media